UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November 2014

__________________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Report of 3Q 2014 Consolidated Results
2.	3Q14 Consolidated Earnings Results Presentation

Item 1

Report of 3Q 2014
consolidated results
Information reported in Ps. billions(1) and under
Colombian Banking GAAP
(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities registered in Colombia with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and in the United States of America with the United States Securities and Exchange Commission. Accordingly, it is subject to the control of the Colombian Superintendency of Finance and to compliance with applicable U.S. securities regulation as a “foreign private issuer“ under Rule 405 of the U.S. Securities Act of 1933 and Rule 3b-4 of the U.S. Securities Exchange Act of 1934. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited and has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”  Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. For annualized calculations we use the income or expense amount for each quarter and multiply it by four.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. Our Colombian Banking GAAP consolidated financial statements are not reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP (as defined below). Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005 or “Colombian GAAP”, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page.  We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we have filed 20-F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or “U.S. GAAP”. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP.
Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

This presentation does not constitute an offer of or a solicitation to participate in an offering of securities for sale in any jurisdiction, including the United States.

Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Bogotá, November 20th, 2014. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated net income result of Ps. 435.7 billion for 3Q14 showing an decrease of 7.1% versus 2Q14 results and an increase of 8.1% versus 3Q13. As of September 30, 2014 total assets for Grupo Aval were Ps. 168.8 trillion, total liabilities excluding Minority Interest totaled Ps. 147.6 trillion and total shareholders’ equity plus minority interest totaled Ps. 21.2 trillion.

Grupo Aval financials for 3Q14 show strong results of our banking operations with:

✓	Strong asset growth (20.8% YoY and 4.3% QoQ) reaching Ps 168.8 trillion supported by both organic and inorganic growth of our colombian and central american loan portfolios.

✓	Constant and low cost funding structure with deposits representing 78% of total funding and checking and saving accounts representing 64% of total deposits;

✓	Improving tangible capital ratio up to 9.9% in September 30, 2014 from 8.3% in September 30, 2013.

✓
Improving efficiency ratio on a cost to income basis to 49.5% in 3Q14 from 50.8% in 2Q14 and 51.1% in 3Q13. Efficiency measured as annualized operational expenses to average total assets was 3.6% for 3Q14, improving from 4.1% for 3Q13.

Other corporate matters to report

✓
Grupo Aval raised Ps. 2.5 trillion (USD 1.265 billion) of capital between September and October 2014. This capital raise was achieved through an issuance of preferred shares in the form of American Depositary Receipts (ADRs) Level III registered in the New York Stock Exchange. As of October 31, 2014, 1,874,074,060 preferred shares were subscribed at a price of USD 13.50 per ADR (each ADR representing 20 preferred shares).

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Quarterly Consolidated Balance Sheet
Information in Ps. Billions

	3Q13	2Q14	3Q14	Change
Balance Sheet				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Cash and cash equivalents	11,356.0	17,168.3	21,372.5	24.5%	88.2%
Investment Securities, net	26,935.9	28,134.3	27,317.5	-2.9%	1.4%
Loans and financial lease losses, net	85,216.8	98,053.4	101,172.3	3.2%	18.7%
Goodwill, net	3,739.8	4,860.4	5,036.0	3.6%	34.7%
Other assets, net	9,590.2	10,111.1	10,251.9	1.4%	6.9%
Reappraisal of assets	2,877.1	3,480.1	3,628.4	4.3%	26.1%

Total Assets	139,715.8	161,807.5	168,778.5	4.3%	20.8%

Total Deposits	88,881.4	105,953.9	108,806.4	2.7%	22.4%
Other Funding	28,471.0	29,633.4	30,562.7	3.1%	7.3%
Derivatives	256.1	284.9	605.0	112.3%	136.2%
Other liabilities	7,021.9	6,747.2	7,605.9	12.7%	8.3%

Total Liabilites excl. Minority Interest	124,630.4	142,619.4	147,580.0	3.5%	18.4%

Minority Interest	5,931.8	6,680.1	6,798.2	1.8%	14.6%
Shareholders' Equity	9,153.7	12,508.0	14,400.3	15.1%	57.3%
Total Liabilities, shareholders' equity and minority interest	139,715.8	161,807.5	168,778.5	4.3%	20.8%

INCOME STATEMENT
Total Interest Income	2,628.5	2,906.9	2,994.4	3.0%	13.9%
Interest expense	(940.3)	(1,047.8)	(1,112.6)	6.2%	18.3%

Net Interest Income	1,688.2	1,859.1	1,881.8	1.2%	11.5%

Total provisions, net	(283.2)	(348.4)	(391.6)	12.4%	38.3%
Fees and other services income, net	716.1	785.3	768.5	-2.1%	7.3%
Other operating income	348.1	234.8	328.2	39.8%	-5.7%
Operating expenses	(1,525.5)	(1,593.0)	(1,610.8)	1.1%	5.6%
Non-operating income/(expense), net	29.8	84.5	66.2	-21.6%	122.2%

Income before income tax expense and non- controlling interest	973.5	1,022.2	1,042.3	2.0%	7.1%
Income tax expense	(327.4)	(362.5)	(322.6)	-11.0%	-1.4%
Net Income before Minority interest	646.1	659.7	719.6	9.1%	11.4%
Income attributable to Minority Interest	(243.0)	(190.4)	(283.9)	49.1%	16.8%
Net Income attributable to Grupo Aval shareholders	403.2	469.3	435.7	-7.1%	8.1%

Key ratios	3Q13	2Q14	3Q14	YTD Sept 2013	YTD Sept 2014

NIM (1)	5.9%	5.8%	5.8%	6.3%	5.8%
Efficiency Ratio (2)	51.1%	50.8%	49.5%	49.2%	50.3%
ROAA (3)	1.9%	1.6%	1.8%	2.1%	1.6%
ROAE (4)	17.6%	15.4%	13.4%	17.9%	13.5%

30 days PDL / Total Loans	2.5%	2.6%	2.7%	2.5%	2.7%
Provision Expense / Average Loans (5)	1.4%	1.4%	1.5%	1.6%	1.4%
Allowance / PDL	131.8%	119.8%	115.0%	131.8%	115.0%
Allowance / Total Loans	3.3%	3.1%	3.1%	3.3%	3.1%
Charge Offs / Average Loans (5)	1.1%	1.4%	1.3%	1.1%	1.2%

Total Loans, net / Total assets	61.0%	60.6%	59.9%	61.0%	59.9%
Deposits / Total Loans, net	104.3%	108.1%	107.5%	104.3%	107.5%
Equity + Min. Interest / Assets	10.8%	11.9%	12.6%	10.8%	12.6%
Tangible Equity Ratio (6)	8.3%	9.1%	9.9%	8.3%	9.9%

Shares Outstanding (EoP)	18,551,766,453	20,406,943,099	22,036,572,719
Shares Outstanding (Average)	18,551,766,453	20,406,943,099	20,513,223,292
Common share price (EoP)	1,390	1,350	1,380
Preferred share price (EoP)	1,390	1,350	1,390
BV/ EoP shares in Ps.	493.4	612.9	653.5
EPS	21.7	23.0	21.2

P/E (7)	16.0	14.7	16.4
P/BV (7)	2.8	2.2	2.1

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by operating income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ equity for each quarter. (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill; (7) Based on Preferred share prices.

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Balance Sheet Analysis

1.  Assets

Total assets as of September 30, 2014 totaled Ps. 168,778.5 billion showing an increase of 20.8% versus September 30, 2013 and one of 4.3% versus June 30, 2014. Growth in assets was mainly driven by a 18.7% year over year growth in Net Loans and Financial Leases to Ps. 101,172.3 billion.

1.1  Loans and Financial Leases

Total Gross Loans and Financial Leases increased by 18.5% between September 30, 2013 and September 30, 2014 to Ps. 104,384.1 billion driven by (i) a 16.9% increase in Commercial loans to Ps. 58,627.9 billion, (ii) a 18.9% increase in Consumer loans to Ps. 30,464.8 billion, (iii) a 8.4% increase in Financial Leases to Ps. 7,250.7 billion and (iv) a 44.7% increase in Mortgage loans to Ps. 7,692.6 billion.

	3Q13	2Q14	3Q14	Change
Commercial				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
General purpose loans	36,821.5	43,350.5	43,963.8	1.4%	19.4%
Loans funded by development banks	1,627.5	1,879.0	1,887.2	0.4%	16.0%
Working capital loans	11,038.4	11,745.4	11,932.1	1.6%	8.1%
Credit cards	298.6	349.5	382.6	9.5%	28.1%
Overdrafts	354.4	417.8	462.3	10.7%	30.4%
Total commercial	50,140.3	57,742.2	58,627.9	1.5%	16.9%

Consumer
Credit cards	6,154.9	6,919.9	7,510.3	8.5%	22.0%
Personal loans	16,156.4	18,233.6	19,070.0	4.6%	18.0%
Automobile and vehicle loans	3,066.6	3,403.9	3,636.2	6.8%	18.6%
Other	240.3	245.6	248.3	1.1%	3.3%
Total consumer	25,618.2	28,803.0	30,464.8	5.8%	18.9%

Microcredit	318.3	349.8	348.1	-0.5%	9.4%
Financial leases	6,688.3	7,282.4	7,250.7	-0.4%	8.4%
Mortgages	5,316.7	7,010.1	7,692.6	9.7%	44.7%
Total loans, Gross	88,081.9	101,187.5	104,384.1	3.2%	18.5%
Allowance for loan losses	(2,865.1)	(3,134.1)	(3,211.8)	2.5%	12.1%
Total loans, Net	85,216.8	98,053.4	101,172.3	3.2%	18.7%

Between September 30, 2013 and September 30, 2014, general purpose commercial loans grew the most in absolute terms while commercial overdrafts and mortgage loans grew the most in relative terms.

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

As of September 30, 2014, 61.6% of the gross loan portfolio was generated at Banco de Bogotá, 19.7% at Banco de Occidente, 12.2% at Banco Popular and 6.8% at Banco AV Villas. As of September 30, 2013, prior to the acquisitions in Central America (Grupo Reformador and BBVA Panama, now known as Banco BAC de Panama), 58.5% was generated at Banco de Bogotá, 20.9% at Banco de Occidente, 13.4% at Banco Popular and 7.3% at Banco AV Villas.

Gross Loans / Bank ($)	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Banco de Bogotá	51,535.5	61,303.5	64,297.0	4.9%	24.8%
Local	36,667.8	41,139.7	41,763.8	1.5%	13.9%
Central America	14,867.7	20,163.9	22,533.2	11.8%	51.6%
Banco de Occidente	18,372.7	20,666.5	20,610.4	-0.3%	12.2%
Banco Popular	11,777.8	12,556.4	12,716.2	1.3%	8.0%
Banco AV Villas	6,432.3	6,933.4	7,095.0	2.3%	10.3%
Eliminations	(36.4)	(272.4)	(334.5)	22.8%	818.6%
Total Grupo Aval	88,081.9	101,187.5	104,384.1	3.2%	18.5%

Gross Loans / Bank (%)	3Q13	2Q14	3Q14

Banco de Bogotá	58.5%	60.6%	61.6%
Local	41.6%	40.7%	40.0%
Central America	16.9%	19.9%	21.6%
Banco de Occidente	20.9%	20.4%	19.7%
Banco Popular	13.4%	12.4%	12.2%
Banco AV Villas	7.3%	6.9%	6.8%
Eliminations	0.0%	-0.3%	-0.3%
Total Grupo Aval	100.0%	100.0%	100.0%

As detailed below, of the total of Grupo Aval’s loans, 78.4% are domestic and 21.6% are foreign (reflecting the Central American operations). Total foreign loans grew 51.6% during the past 12 months and increased by 11.8% in the quarter. This high growth in our Central American operations is attributable in part to the acquisitions of Grupo Reformador and BBVA Panamá (now known as Banco BAC de Panama).

	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Domestic
Commercial	44,978.2	49,732.3	49,545.6	-0.4%	10.2%
Consumer	19,982.0	21,684.9	22,529.1	3.9%	12.7%
Microcredit	318.3	349.8	348.1	-0.5%	9.4%
Financial Leases	6,339.5	6,897.8	6,826.7	-1.0%	7.7%
Mortgages	1,596.2	2,358.7	2,601.4	10.3%	63.0%
Total Domestic Loans	73,214.2	81,023.6	81,850.9	1.0%	11.8%
Foreign
Commercial	5,162.1	8,009.8	9,082.3	13.4%	75.9%
Consumer	5,636.2	7,118.1	7,935.7	11.5%	40.8%
Microcredit	-	-	-	-	-
Financial Leases	348.9	384.5	424.0	10.3%	21.5%
Mortgages	3,720.5	4,651.3	5,091.2	9.5%	36.8%
Total Foreign Loans	14,867.7	20,163.9	22,533.2	11.8%	51.6%
Total Loans, Gross	88,081.9	101,187.5	104,384.1	3.2%	18.5%

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

The ratio of CDE Loans to Total Loans was 3.7% in 3Q14 versus 3.6% in 2Q14 and 3.5% in 3Q13. The ratio of 30 days PDL to Total Loans was 2.7% in 3Q14 versus 2.6% in 2Q14 and 2.5% in 3Q13. The ratio of NPL to Total Loans was 1.9% for both 3Q14 and 2Q14 and was 1.7% in 3Q13.

During 3Q14 Grupo Aval’s coverage of its non-performing loans and financial leases was as follows: Allowance to CDE Loans of 0.8x and Allowance to 30 days PDL of 1.1x. Loans and Financial Leases provision expense, net of reversals to average Total Loans was 1.5% in 3Q14 versus 1.4% in 2Q14 and 1.4% in 3Q13. Charge offs to average total loans was 1.3% in 3Q14, 1.4% in 2Q14 and 1.1% in 3Q13.

	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
"A" normal risk	82,520.6	94,747.9	97,748.7	3.2%	18.5%
"B" acceptable risk	2,510.7	2,815.9	2,761.2	-1.9%	10.0%
"C" appreciable risk	1,512.6	1,878.4	2,037.1	8.4%	34.7%
"D" significant risk	977.0	1,147.9	1,205.9	5.1%	23.4%
"E" unrecoverable	560.9	597.3	631.2	5.7%	12.5%
Total Loans	88,081.9	101,187.5	104,384.1	3.2%	18.5%

CDE Loans	3,050.5	3,623.6	3,874.2
30 Days Past Due Loans	2,173.0	2,616.0	2,794.1
Non Performing Loans(1)	1,472.9	1,874.1	1,962.2

CDE Loans / Total Loans	3.5%	3.6%	3.7%
PDL/Total Loans	2.5%	2.6%	2.7%
NPL/ Total Loans	1.7%	1.9%	1.9%

Allowance/ CDE Loans	0.9	0.9	0.8
Allowance/ PDL	1.3	1.2	1.1
Allowance/ NPL	1.9	1.7	1.6
Allowance/ Total Loans	3.3%	3.1%	3.1%

Provision Expense, net / CDE Loans	0.4	0.4	0.4
Provision Expense, net / PDL	0.5	0.5	0.6
Provision Expense, net / NPL	0.8	0.7	0.8
Provision Expense, net / Average total loans	1.4%	1.4%	1.5%

Charge Off / Average total loans	1.1%	1.4%	1.3%

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due.

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.2 Investment Securities

Investment securities, net grew by 1.4% to Ps. 27,317.5 billion between September 30, 2013 and September 30, 2014 and decreased by 2.9% versus June 30, 2014. Ps. 23,139.0 billion of our total gross portfolio is invested in debt securities, which grew by 1.4% between September 30, 2013 and September 30, 2014 and Ps. 4,186.5 billion of total gross investment securities is invested in equity securities, which grew by 1.5% between September 30, 2013 and September 30, 2014.

The average yield on investment securities was 5.1% in 3Q14, 4.8% in 2Q14 and 4.2% in 3Q13.

	3Q13	2Q14	3Q14	Change
Investment Securities				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Trading	5,886.8	3,969.6	3,275.4	-17.5%	-44.4%
Available for Sale	13,166.4	16,459.7	16,813.8	2.2%	27.7%
Held to maturity	3,765.5	3,605.4	3,049.8	-15.4%	-19.0%
Total Debt Securities	22,818.7	24,034.8	23,139.0	-3.7%	1.4%

Trading	1,443.2	1,687.4	1,743.3	3.3%	20.8%
Available for Sale	2,680.5	2,416.6	2,443.2	1.1%	-8.9%
Total Equity Securities	4,123.7	4,104.0	4,186.5	2.0%	1.5%
Allowance for investment securities	(6.5)	(4.4)	(8.0)	82.0%	22.6%
Investment Securities, net	26,935.9	28,134.3	27,317.5	-2.9%	1.4%

	1 year or less	1 - 5 years	5- 10 years	10 years or more	Total

3Q13
Fixed Income securities, net:
COP denominated	3,646.7	7,046.9	5,401.1	995.5	17,090.2
USD denominated	1,675.9	2,189.5	1,860.5	0.0	5,725.9
Total Fixed Income securities, net	5,322.7	9,236.4	7,261.6	995.5	22,816.1
(% of Total Fixed Income Sec.)	23.3%	40.5%	31.8%	4.4%
Equity securities, net					4,119.8
Total Investment Securities					26,935.9

2Q14
Fixed Income securities, net:
COP denominated	4,571.1	6,332.6	5,474.5	1,268.5	17,646.7
USD denominated	1,769.8	2,236.9	2,351.9	29.2	6,387.8
Total Fixed Income securities, net	6,340.9	8,569.5	7,826.5	1,297.7	24,034.5
(% of Total Fixed Income Sec.)	26.4%	35.7%	32.6%	5.4%
Equity securities, net					4,099.8
Total Investment Securities					28,134.3

3Q14
Fixed Income securities, net:
COP denominated	3,408.4	7,755.0	4,785.8	317.6	16,266.8
USD denominated	1,901.6	2,923.2	2,026.1	21.0	6,871.9
Total Fixed Income securities, net	5,310.0	10,678.2	6,812.0	338.5	23,138.7
(% of Total Fixed Income Sec.)	22.9%	46.1%	29.4%	1.5%
Equity securities, net					4,178.7
Total Investment Securities					27,317.5

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.3 Cash and Cash Equivalents

As of September 30, 2014, Cash and cash equivalents totaled a balance of Ps. 21,372.5 billion showing an increase of 88.2% versus September 30, 2013 and of 24.5% versus 2Q14. This increase was driven by the resources received from the ADR capitalization process that took place in September 2014.

1.4 Goodwill

Goodwill as of September 30, 2014 was Ps. 5,036.0 billion, increasing by 34.7% versus September 30, 2013 and increasing by 3.6% versus June 30, 2014. The increase year over year was primarily attributable to the goodwill generated in the acquisitions of Banco Reformador, Transcom Bank, BBVA Panama (now known as Banco BAC de Panama) and in the acquisitions of minority interests of Banco de Bogotá and Banco de Occidente.

	3Q13	2Q14	3Q14	Change
Goodwill				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Megabanco acquisition	471.9	453.9	450.3	-0.8%	-4.6%
Banco de Bogotá, Occidente, Popular and AV Villas acquisitions	685.2	783.4	776.0	-1.0%	13.2%
Banco Aliadas and Banco Unión acquisitions	23.1	21.9	21.5	-1.9%	-7.0%
Intrex acquisition (recorded into Banco de Bogotá S.A. trough Corficolombiana)	125.3	122.2	121.2	-0.8%	-3.3%
Proyectos de Infraestructura and Hoteles Estelar’s acquisitions	7.6	7.4	7.3	-1.0%	-3.7%
BAC Credomatic GEFC Inc. acquisition	1,884.6	1,827.1	1,946.7	6.5%	3.3%
Banco BBVA Panamá acquisition		596.0	636.6	6.8%	N.A.
Banco Reformador acquisition		427.1	456.1	6.8%	N.A.
Transcom Ltd acquisition		80.2	85.6	6.8%	N.A.
Increase in shares of Corficolombiana		9.8	9.8	-0.3%	N.A.
AFP Horizonte Pensiones y Censantías S.A. acquisition	542.0	531.3	524.9	-1.2%	-3.2%
Total Goodwill, net	3,739.8	4,860.4	5,036.0	3.6%	34.7%

2. Liabilities excluding Minority Interest

As of September 30, 2014 and as of September 30, 2013 funding represented 94% of total liabilities excluding minority interest and accounts payable and other liabilities represented 6%. This composition for 2Q14 was 95% and 5%, respectively.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances had a balance of Ps. 139,369.1 billion as of September 30, 2014 showing an increase of 18.8% versus September 30, 2013 and one of 2.8% versus June 30, 2014. Total deposits represented 78% of total funding for 3Q14 and 2Q14 and 76% for 3Q13. Average cost of funds was 3.3% in 3Q14, 3.1% in 2Q14 and 3.2% in 3Q13.

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.1 Deposits

Total Deposits grew by 22.4% to Ps. 108,806.4 billion between September 30, 2013 and September 30, 2014 and by 2.7% between June 30, 2014 and September 30, 2014. As of September 30, 2014, interest bearing deposits contributed with 87% of the total deposits, and grew by 23.5% versus September 30, 2013, and 3.1% versus June 30, 2014. Non-interest bearing deposits contributed with 13% of total deposits and grew by 15.6% versus September 30, 2013 and decreased by 0.3% versus June 30, 2014.

	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Deposits:
Checking accounts	11,167.7	12,997.4	12,903.6	-0.7%	15.5%
Other	774.9	854.8	900.9	5.4%	16.3%
Non-interest bearing	11,942.5	13,852.1	13,804.5	-0.3%	15.6%
Checking accounts	9,070.7	11,211.4	11,479.8	2.4%	26.6%
Time deposits	28,626.3	34,606.9	38,813.1	12.2%	35.6%
Saving deposits	39,241.9	46,283.5	44,708.9	-3.4%	13.9%
Interest bearing	76,938.8	92,101.8	95,001.9	3.1%	23.5%
Total Deposits	88,881.4	105,953.9	108,806.4	2.7%	22.4%

Of our total deposits as of September 30, 2014, checking accounts represented 22.4%, time deposits 35.7%, saving accounts 41.1% and other deposits 0.8%, a very similar composition as of June 30, 2014.

As of September 30, 2014, deposits contributed by Banco de Bogotá represented 65.7% of total deposits, by Banco de Occidente 20.6%, by Banco Popular 10.1%, and by Banco AV Villas 7.5%. Eliminations accounted for 3.9% of Total Deposits. Local Deposits accounted for 79% and foreign Deposits accounted for 21%.

	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Deposits / Bank ($)
Banco de Bogotá	54,027.2	66,215.6	71,459.3	7.9%	32.3%
Local	39,301.4	45,605.5	48,985.6	7.4%	24.6%
Central America	14,725.8	20,610.2	22,473.7	9.0%	52.6%
Banco de Occidente	17,964.5	21,879.2	22,433.4	2.5%	24.9%
Banco Popular	10,863.7	11,674.4	11,019.9	-5.6%	1.4%
Banco AV Villas	7,221.6	8,169.5	8,132.4	-0.5%	12.6%
Eliminations	(1,195.6)	(1,984.9)	(4,238.7)	113.6%	254.5%
Total Grupo Aval	88,881.4	105,953.9	108,806.4	2.7%	22.4%

Deposits / Bank (%)

Banco de Bogotá	60.8%	62.5%	65.7%
Local	44.2%	43.0%	45.0%
Central America	16.6%	19.5%	20.7%
Banco de Occidente	20.2%	20.6%	20.6%
Banco Popular	12.2%	11.0%	10.1%
Banco AV Villas	8.1%	7.7%	7.5%
Eliminations	-1.3%	-1.9%	-3.9%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.2 Borrowings from Banks and Other

As of June 30, 2014, borrowings from banks and other totaled Ps. 12,052.4 billion, showing an increase of 15.8% versus September 30, 2013 and an increase of 2.0% versus June 30, 2014.

2.1.3 Bonds

Total bonds as of September 30, 2014 totaled Ps. 11,458.6 billion showing an increase of 3.9% versus September 30, 2013 and an increase of 1.7% versus June 30, 2014.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of September 30, 2014 Minority Interest was Ps. 6,798.2 billion which increased by 14.6% versus September 30, 2013. Total Minority Interest was 32.1% of Total Equity plus Minority Interest for September 30, 2014 and 34.8% for June 30, 2014. Total Minority Interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30, 2014 was Ps. 14,400.3 billion showing an increase of 57.3% versus September 30, 2013, mainly attributable to (i) the issuance of 1,855,176,646 common shares equivalent to Ps. 2,411.7 billion and (ii) the issuance of 1,629,629,620 preferred shares in the form of ADR’s in the New York Stock Exchange equivalent to Ps. 2,114.9 billion.

	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Subscribed and paid in capital
Common and preferred shares	18.6	20.4	22.0	8.0%	18.8%
Additional paid in capital	3,671.7	6,081.5	8,194.8	34.7%	123.2%
Retained Earnings	4,002.6	4,612.6	4,406.7	-4.5%	10.1%
Equity surplus	1,460.9	1,793.5	1,776.8	-0.9%	21.6%
Equity inflation adjustments	652.3	652.2	652.1	0.0%	0.0%
Reappraisal of assets	1,195.4	1,487.2	1,541.5	3.6%	28.9%
Unrealized net gains on Available for sale inv. Securities	(386.9)	(345.9)	(416.8)	20.5%	7.7%
Shareholders' Equity	9,153.7	12,508.0	14,400.3	15.1%	57.3%

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Income Statement Analysis

Our net income attributable to shareholders for 3Q14 of Ps. 435.7 billion increased 8.1% versus 3Q13 and decreased 7.1% versus 2Q14. The decrease versus 2Q14 is mainly explained by a an increase in net provision expenses, an increase in income attributable to minority interest and a decrease in net non-operating income. The increase in income attributable to minority interest was mainly due to an increase in net income from Corficolombiana from Ps. 60.9 billion in 2Q14 to Ps. 175.3 billion in 3Q14.

	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Total Interest Income	2,628.5	2,906.9	2,994.4	3.0%	13.9%
Interest expense	(940.3)	(1,047.8)	(1,112.6)	6.2%	18.3%

Net Interest Income	1,688.2	1,859.1	1,881.8	1.2%	11.5%

Total provisions, net	(283.2)	(348.4)	(391.6)	12.4%	38.3%
Fees and other services income, net	716.1	785.3	768.5	-2.1%	7.3%
Other operating income	348.1	234.8	328.2	39.8%	-5.7%
Operating expenses	(1,525.5)	(1,593.0)	(1,610.8)	1.1%	5.6%
Non-operating income/(expense), net	29.8	84.5	66.2	-21.6%	122.2%

Income before income tax expense and non- controlling interest	973.5	1,022.2	1,042.3	2.0%	7.1%
Income tax expense	(327.4)	(362.5)	(322.6)	-11.0%	-1.4%
Net Income before Minority interest	646.1	659.7	719.6	9.1%	11.4%
Income attributable to Minority Interest	(243.0)	(190.4)	(283.9)	49.1%	16.8%
Net Income attributable to Grupo Aval shareholders	403.2	469.3	435.7	-7.1%	8.1%

1. Net Interest Income

	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Interest Income:
Interest on loans	2,146.4	2,351.4	2,413.9	2.7%	12.5%
Interest on investment securities	272.3	341.8	358.8	5.0%	31.8%
Interbank and overnight funds	43.1	45.8	49.9	8.8%	15.6%
Financial leases	166.7	167.8	171.8	2.4%	3.1%
Total Interest income	2,628.5	2,906.9	2,994.4	3.0%	13.9%
Interest expense:
Checking accounts	(36.9)	(40.2)	(44.7)	11.3%	21.3%
Time deposits	(332.2)	(387.7)	(407.5)	5.1%	22.7%
Saving deposits	(271.7)	(307.7)	(347.8)	13.0%	28.0%
Total interest expense on deposits	(640.8)	(735.6)	(800.0)	8.8%	24.8%
Interbank and overnight funds (expenses)	(40.6)	(49.6)	(51.0)	2.8%	25.6%
Borrowings from banks and others	(99.9)	(104.7)	(95.0)	-9.3%	-4.9%
Bonds	(159.0)	(157.8)	(166.6)	5.5%	4.7%
Total Interest Expense	(940.3)	(1,047.8)	(1,112.6)	6.2%	18.3%

Net Interest Income	1,688.2	1,859.1	1,881.8	1.2%	11.5%

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Our net interest income increased by 11.5% to Ps. 1,881.8 billion for 3Q14 versus 3Q13 and increased by 1.2% versus 2Q14. The main reasons for the increase versus 2Q14 were:

•  A 3.0% increase in interest income derived from a 2.6% increase in interest income from loans and financial leases, a 5.0% increase in interest income from investment securities and an 8.8% increase in interest income from interbank and overnight funds.

•  Offsetting the increase in interest income described above was a 6.2% increase in interest expense derived from an 8.8% increase paid on deposits and a 0.1% increase in interest paid on other funding.

Our Net Interest Margin remained unchanged at 5.8% for both in 3Q14 and 2Q14.

2. Provision expense, net

Our total net provision expense increased by 38.3% to Ps. 391.6 billion for 3Q14 versus 3Q13 and by 12.4% versus 2Q14. This increase was mainly attributable to higher net provisions for loan and financial lease losses, accrued interest and other receivables, in turn driven by higher growth in the consumer loan portfolio than in the commercial loan portfolio, and to a slight deterioration in the credit quality of the loan portfolio.

	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(313.8)	(374.1)	(430.4)	15.1%	37.2%
Recovery of charged-off assets	38.7	40.7	52.1	28.1%	34.5%
Provision for investment securities, foreclosed assets and other assets	(13.6)	(25.9)	(21.5)	-16.7%	58.5%
Recovery of provisions for investments securities, foreclosed assets and other assets	5.5	10.9	8.2	-24.5%	50.2%
Total provisions, net	(283.2)	(348.4)	(391.6)	12.4%	38.3%

Our annualized net provision expense to average loans was 1.5% for 3Q14 versus 1.4% for both 2Q14 and 3Q13.

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

3. Fee Income and Other Operating income, net

Total fees and other operating income, net increased by 3.1% to Ps. 1,096.7 for 3Q14 versus 3Q13 and increased by 7.5% in the quarter. Total fees and other services income, net increased by 7.3% to Ps. 768.5 billion in 3Q14 versus 3Q13 and decreased by 2.1% in the quarter.

Total other operating income increased by 39.8% to Ps. 328.2 versus 2Q14 mainly due to higher income derived from dividends and non-financial sector consolidated investments.

	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Fees and other services income:
Commissions from banking services	398.2	438.8	438.1	-0.2%	10.0%
Branch network services	6.5	7.4	8.0	7.9%	22.2%
Credit card merchant fees	106.2	106.7	108.1	1.3%	1.8%
Checking fees	16.8	16.4	16.5	0.6%	-1.7%
Warehouse services	50.9	47.9	49.9	4.1%	-2.1%
Fiduciary activities	45.8	55.2	54.4	-1.4%	18.7%
Pension plan management	178.2	196.9	186.9	-5.1%	4.9%
Other	46.2	52.6	53.0	0.7%	14.8%
Total fees and other services income	848.8	922.0	914.8	-0.8%	7.8%
Fees and other services expenses	(132.7)	(136.7)	(146.3)	7.1%	10.3%
Fees and other services income, net	716.1	785.3	768.5	-2.1%	7.3%

Other operating income:
Foreign exchange (losses) gains, net	(5.0)	(119.3)	342.0	-386.8%	N.A.
Gains (losses) on derivative operations, net	77.2	239.3	(249.5)	-204.3%	-423.0%
Gains on sales of investments in equity securities, net	6.4	0.7	1.7	133.2%	-73.1%
Dividend income	127.6	6.6	102.8	N.A.	-19.4%
Other	36.9	51.8	44.2	-14.6%	19.9%
Income from non-financial sector, net	105.1	55.6	87.0	56.4%	-17.2%
Total Other Operating income	348.1	234.8	328.2	39.8%	-5.7%
Total Fee Income and Other Op. Income, net	1,064.2	1,020.1	1,096.7	7.5%	3.1%

4. Operating Expenses

Total operating expenses for 3Q14 of Ps. 1,610.8 billion increased by 1.1% versus 2Q14 and by 5.6% versus 3Q13. Our efficiency ratio in a cost to income basis was 49.5% in 3Q14 improving from 50.8% in 2Q14 and from 51.1% in 3Q13. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets remained unchanged at 3.6% for 3Q14 and 2Q14, versus 4.1% in 3Q13.

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

5. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 3Q14, Minority Interest in the income statement was Ps. 283.9 billion, showing an increase of 16.8% versus 3Q13 and of 49.1% versus 2Q14. The ratio of Minority Interest to income before Minority Interest was 39.5% in 3Q14, 28.9% in 2Q14 and 37.6% in 3Q13. The increase in minority interest for 3Q14 as compared to 2Q14 was mainly driven by an increase in net income from Corficolombiana from Ps. 60.9 billion in 2Q14 to Ps. 175.3 billion in 3Q14. It is important to highlight that given the fact that Grupo Aval consolidates 41% of Corficolombiana, the quarters where it records dividend income from unconsolidated equity investments, such as 3Q14, imply higher minority interest than in quarters, such as 2Q14, where Corficolombiana does not record dividend income from subsidiaries.

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds  through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff
Vice President
Tel: +571 241 9700 x3600
E-mail: turibe@grupoaval.com

Carolina Bustamante
Director
Tel: +571 241 9700 x3295
E-mail: dbustamante@grupoaval.com

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Balance Sheet GAAP
Information in Ps. Billions

	3Q13	2Q14	3Q14	Change
				3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Cash and cash equivalents:
Cash and due from banks	8,952.6	15,493.5	18,907.6	22.0%	111.2%
Interbank and overnight funds	2,403.4	1,674.8	2,464.9	47.2%	2.6%
Cash and cash equivalents	11,356.0	17,168.3	21,372.5	24.5%	88.2%

Investment Securities
Trading	5,886.8	3,969.6	3,275.4	-17.5%	-44.4%
Available for Sale	13,166.4	16,459.7	16,813.8	2.2%	27.7%
Held to maturity	3,765.5	3,605.4	3,049.8	-15.4%	-19.0%
Total Debt Securities	22,818.7	24,034.8	23,139.0	-3.7%	1.4%

Trading	1,443.2	1,687.4	1,743.3	3.3%	20.8%
Available for Sale	2,680.5	2,416.6	2,443.2	1.1%	-8.9%
Total Equity Securities	4,123.7	4,104.0	4,186.5	2.0%	1.5%
Allowance for investment securities	(6.5)	(4.4)	(8.0)	82.0%	22.6%
Investment Securities, net	26,935.9	28,134.3	27,317.5	-2.9%	1.4%

Loans and financial leases:
Commercial loans	50,140.3	57,742.2	58,627.9	1.5%	16.9%
Consumer loans	25,618.2	28,803.0	30,464.8	5.8%	18.9%
Microcredit loans	318.3	349.8	348.1	-0.5%	9.4%
Mortage loans	5,316.7	7,010.1	7,692.6	9.7%	44.7%
Financial leases	6,688.3	7,282.4	7,250.7	-0.4%	8.4%
Allowance for loans and financiales lease losses	(2,865.1)	(3,134.1)	(3,211.8)	2.5%	12.1%
Loans and financial lease losses, net	85,216.8	98,053.4	101,172.3	3.2%	18.7%

Interest accrued on loans and financial leases	834.6	874.8	880.5	0.7%	5.5%
Allowance on Interest accrued on loans and financial leases	(82.8)	(93.7)	(94.3)	0.6%	13.8%
Interest accrued on loans and financial leases, net	751.7	781.2	786.3	0.7%	4.6%

Bankers' acceptances, spot transactions and derivatives	423.1	627.0	446.6	-28.8%	5.5%
Accounts receivable, net	1,904.4	1,954.2	1,929.3	-1.3%	1.3%
Property, plant and equipment, net	1,955.1	2,081.2	2,158.5	3.7%	10.4%
Operating leases, net	378.8	434.5	412.1	-5.2%	8.8%
Foreclosed assets, net	80.1	107.3	121.7	13.4%	51.9%
Prepaid expenses and deferred charges	2,116.8	2,323.2	2,464.8	6.1%	16.4%
Goodwill, net	3,739.8	4,860.4	5,036.0	3.6%	34.7%
Other assets, net	1,980.1	1,802.5	1,932.6	7.2%	-2.4%
Reappraisal of assets	2,877.1	3,480.1	3,628.4	4.3%	26.1%

Total Assets	139,715.8	161,807.5	168,778.5	4.3%	20.8%

Deposits:
Checking accounts	11,167.7	12,997.4	12,903.6	-0.7%	15.5%
Other	774.9	854.8	900.9	5.4%	16.3%
Non-interest bearing	11,942.5	13,852.1	13,804.5	-0.3%	15.6%

Checking accounts	9,070.7	11,211.4	11,479.8	2.4%	26.6%
Time deposits	28,626.3	34,606.9	38,813.1	12.2%	35.6%
Saving deposits	39,241.9	46,283.5	44,708.9	-3.4%	13.9%
Interest bearing	76,938.8	92,101.8	95,001.9	3.1%	23.5%
Total Deposits	88,881.4	105,953.9	108,806.4	2.7%	22.4%
Bankers' acceptances, spot transactions and derivatives	474.1	547.9	787.2	43.7%	66.0%
Interbank borrowings and overnight funds	6,816.2	6,289.8	6,869.4	9.2%	0.8%
Borrowings from banks and other	10,409.6	11,817.0	12,052.4	2.0%	15.8%
Accured interest payable	412.2	492.0	465.5	-5.4%	12.9%
Other accounts payable	3,140.2	2,792.8	3,054.5	9.4%	-2.7%
Bonds	11,027.1	11,263.7	11,458.6	1.7%	3.9%
Estimates Liabilities	1,453.8	1,065.9	1,524.7	43.0%	4.9%
Other liabilities	2,015.8	2,396.5	2,561.2	6.9%	27.1%
Total Liabilites excl. Minority Interest	124,630.4	142,619.4	147,580.0	3.5%	18.4%
Minority Interest	5,931.8	6,680.1	6,798.2	1.8%	14.6%
Shareholders' Equity	9,153.7	12,508.0	14,400.3	15.1%	57.3%
Subscribed and paid in capital	3,690.2	6,101.9	8,216.8	34.7%	122.7%
Retained Earnings	4,002.6	4,612.6	4,406.7	-4.5%	10.1%
Equity surplus	1,460.9	1,793.5	1,776.8	-0.9%	21.6%
Total Shareholders Equity and Minority Interest	15,085.4	19,188.2	21,198.5	10.5%	40.5%
Total Liabilities, Shareholders Equity and Minority Interest	139,715.8	161,807.5	168,778.5	4.3%	20.8%

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Report of 3Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Income Statement
Information in Ps. Billions

	YTD Sept 2013	YTD Sept 2014	Change YTD Sept 14 / YTD Sept 13	3Q13	2Q14	3Q14	Change
							3Q 14 vs. 2Q 14	3Q 14 vs. 3Q 13
Interest Income:
Interest on loans	6,396.6	7,088.2	10.8%	2,146.4	2,351.4	2,413.9	2.7%	12.5%
Interest on investment securities	996.0	1,028.3	3.2%	272.3	341.8	358.8	5.0%	31.8%
Interbank and overnight funds	148.3	139.0	-6.2%	43.1	45.8	49.9	8.8%	15.6%
Financial leases	514.8	509.9	-1.0%	166.7	167.8	171.8	2.4%	3.1%

Total Interest Income	8,055.6	8,765.4	8.8%	2,628.5	2,906.9	2,994.4	3.0%	13.9%
Interest expense:
Checking accounts	(111.0)	(124.9)	12.6%	(36.9)	(40.2)	(44.7)	11.3%	21.3%
Time deposits	(1,058.2)	(1,167.0)	10.3%	(332.2)	(387.7)	(407.5)	5.1%	22.7%
Saving deposits	(795.1)	(957.2)	20.4%	(271.7)	(307.7)	(347.8)	13.0%	28.0%
Total interest expense on deposits	(1,964.2)	(2,249.1)	14.5%	(640.8)	(735.6)	(800.0)	8.8%	24.8%
Borrowings from banks and others	(296.4)	(292.7)	-1.2%	(99.9)	(104.7)	(95.0)	-9.3%	-4.9%
Interbank and overnight funds (expenses)	(117.9)	(138.6)	17.6%	(40.6)	(49.6)	(51.0)	2.8%	25.6%
Bonds	(469.3)	(479.6)	2.2%	(159.0)	(157.8)	(166.6)	5.5%	4.7%
Interest expense	(2,847.7)	(3,160.0)	11.0%	(940.3)	(1,047.8)	(1,112.6)	6.2%	18.3%

Net Interest Income	5,207.9	5,605.4	7.6%	1,688.2	1,859.1	1,881.8	1.2%	11.5%

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(1,048.6)	(1,151.8)	9.8%	(313.8)	(374.1)	(430.4)	15.1%	37.2%
Recovery of charged-off assets	111.8	137.6	23.1%	38.7	40.7	52.1	28.1%	34.5%
Provision for investment securities, foreclosed assets and other assets	(35.9)	(60.1)	67.3%	(13.6)	(25.9)	(21.5)	-16.7%	58.5%
Recovery of provisions for investments securities, foreclosed assets and other assets	18.5	22.9	23.7%	5.5	10.9	8.2	-24.5%	50.2%
Total provisions, net	(954.2)	(1,051.4)	10.2%	(283.2)	(348.4)	(391.6)	12.4%	38.3%

Net interest income after provisions	4,253.7	4,554.0	7.1%	1,405.0	1,510.6	1,490.2	-1.4%	6.1%
Fees and other services income:
Commissions from banking services	1,126.9	1,302.8	15.6%	398.2	438.8	438.1	-0.2%	10.0%
Branch network services	20.6	22.4	8.8%	6.5	7.4	8.0	7.9%	22.2%
Credit card merchant fees	290.5	327.7	12.8%	106.2	106.7	108.1	1.3%	1.8%
Checking fees	49.7	49.7	0.0%	16.8	16.4	16.5	0.6%	-1.7%
Warehouse services	135.5	143.0	5.6%	50.9	47.9	49.9	4.1%	-2.1%
Fiduciary activities	153.6	163.5	6.5%	45.8	55.2	54.4	-1.4%	18.7%
Pension plan management	538.6	562.0	4.3%	178.2	196.9	186.9	-5.1%	4.9%
Other	140.7	155.1	10.2%	46.2	52.6	53.0	0.7%	14.8%
Total fees and other services income	2,456.0	2,726.2	11.0%	848.8	922.0	914.8	-0.8%	7.8%
Fees and other services expenses	(404.3)	(413.5)	2.3%	(132.7)	(136.7)	(146.3)	7.1%	10.3%
Fees and other services income, net	2,051.7	2,312.7	12.7%	716.1	785.3	768.5	-2.1%	7.3%

Other operating income:
Foreign exchange (losses) gains, net	280.0	276.9	-1.1%	(5.0)	(119.3)	342.0	-386.8%	N.A.
Gains (losses) on derivative operations, net	(47.7)	(74.8)	56.8%	77.2	239.3	(249.5)	-204.3%	-423.0%
Gains on sales of investments in equity securities, net	92.3	13.0	-85.9%	6.4	0.7	1.7	133.2%	-73.1%
Dividend income	314.6	237.3	-24.6%	127.6	6.6	102.8	N.A.	-19.4%
Other	121.3	145.4	19.8%	36.9	51.8	44.2	-14.6%	19.9%
Income from non-financial sector, net	317.1	220.7	-30.4%	105.1	55.6	87.0	56.4%	-17.2%
Other operating income	1,077.7	818.6	-24.0%	348.1	234.8	328.2	39.8%	-5.7%
Total operating income	7,383.1	7,685.2	4.1%	2,469.2	2,530.8	2,586.9	2.2%	4.8%

Operating expenses:
Salaries and employee benefits	1,616.1	1,754.0	8.5%	558.8	574.7	601.2	4.6%	7.6%
Bonus plan payments	92.6	84.7	-8.5%	27.9	31.5	21.5	-31.7%	-22.8%
Termination payments	15.1	22.7	49.7%	5.4	7.6	8.8	15.4%	62.1%
Administrative and other expenses	2,218.7	2,355.7	6.2%	757.8	793.8	782.0	-1.5%	3.2%
Insurance on deposit, net	157.4	167.4	6.4%	54.0	53.8	56.2	4.6%	4.1%
Charitable and other donation expenses	4.7	8.9	87.4%	1.4	1.9	5.5	197.9%	284.0%
Depreciation	232.4	274.9	18.3%	79.8	89.2	93.9	5.2%	17.6%
Goodwill amortization	94.0	121.6	29.3%	40.3	40.6	41.7	2.8%	3.5%
Operating expenses	4,431.2	4,789.8	8.1%	1,525.5	1,593.0	1,610.8	1.1%	5.6%
Net operating income	2,951.9	2,895.4	-1.9%	943.7	937.7	976.1	4.1%	3.4%

Non-operating income (expense):
Other income	348.9	346.0	-0.8%	73.7	164.2	106.3	-35.3%	44.3%
Other expense	(160.8)	(174.8)	8.7%	(43.9)	(79.8)	(40.1)	-49.7%	-8.6%
Non-operating income/(expense), net	188.0	171.3	-8.9%	29.8	84.5	66.2	-21.6%	122.2%
Income before income tax expense and non- controlling interest	3,139.9	3,066.6	-2.3%	973.5	1,022.2	1,042.3	2.0%	7.1%
Income before income tax expense and non- controlling interest
Income tax expense	(1,085.5)	(1,095.6)	0.9%	(327.4)	(362.5)	(322.6)	-11.0%	-1.4%
Net Income before Minority interest	2,054.4	1,971.0	-4.1%	646.1	659.7	719.6	9.1%	11.4%
Income attributable to Minority Interest	816.4	716.1	-12.3%	243.0	190.4	283.9	49.1%	16.8%
Net Income attributable to Grupo Aval shareholders	1,238.1	1,255.0	1.4%	403.2	469.3	435.7	-7.1%	8.1%

16/16

Item 2

GRAPHIC OMMITTED

November 2014

3Q14 Consolidated Earnings Results

Colombian Banking GAAP

Disclaimer

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities registered in Colombia with the National Registry of Shares and Issuers
(Registro Nacional de Valores y Emisores) and in the United States of America
with the United States Securities and Exchange Commission. Accordingly, it is
subject to the control of the Colombian Superintendency of Finance and to compliance with applicable U.S. securities regulation as a "foreign private issuer" under Rule 405 of the U.S. Securities Act of 1933 and Rule 3b-4 of the
U.S. Securities Exchange Act of 1934. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in
Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.
All of our banking subsidiaries, Banco de Bogot[], Banco de Occidente, Banco
Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited and has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100
of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, "Colombian Banking GAAP." Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. Our Colombian Banking GAAP consolidated financial statements are not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of
Colombian Banking GAAP for each of our subsidiaries are remitted to the
Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular
No. 100-000006 of the Superintendency of Companies (Superintendencia de
Sociedades) and former Superintendency of Securities (Superintendencia de
Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval's web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking
GAAP with the Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between
Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders' equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking
GAAP.

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Highlights

Grupo Aval financials for 3Q14 show strong results of our banking operations with:

[]Strong loan growth (18.5% YoY and 3.2% QoQ) with a better than market quality of loan portfolio;

[]Constant and low cost of funding structure with deposits representing 78% of total funding and checking and saving accounts representing 64% of total deposits;

[]Improving tangible capital ratio up to 9.9% in September 30, 2014 from 8.3%
in September 30, 2013.

[]Stable NIM at 5.8%

[]Improving efficiency ratio on a cost to income basis to 49.5% in 3Q14 from
50.8% in 2Q14 and 51.1% in 3Q13. Efficiency measured as annualized operational expenses to average total assets was 3.6% for 3Q14, improving from 4.1% for
3Q13.

[]ROAA for the quarter was 1.8% and ROAE for the quarter, partially affected by the equity issuance of late September, was 13.4% .

Macroeconomic fundamentals

Strong GDP Growth

GRAPHIC OMMITTED

Exchange rate

GRAPHIC OMMITTED

Inflation vs. Nominal Interest Rates

GRAPHIC OMMITTED

* Strong GDP growth expected for 2014 and 2015.

* Stable intervention rate at 4.50% with DTF rate of 4.41% for the week of
November 17 to November 22 of 2014.

* Continued depreciation of the currency with COP/USD at 2,159 as of Nov.
19(th), 2014. Devaluation of peso was 7.8% between June 30, 2014 and September
30, 2014 and 5.9% between September 30, 2013 and September 30, 2014.

Source: Banco de la Rep[]blica de Colombia
(1) Average of daily rates for each quarter as per reported by Banco de la
Rep[]blica. (2) Average of monthly average rates reported by Banco de la
Rep[]blica for each month of each quarter.
4

Assets

Figures in Ps. Trillions

Total Assets

GRAPHIC OMMITTED

Assets Breakdown

GRAPHIC OMMITTED

(1) Includes Ps. 6.7 trillion of assets acquired in Central America. Growth excluding acquisitions would have been 16.0% vs.3Q13. (2) Foreign operations reflect Central American operations. 5

Loans

Figures in Ps. Trillions

Gross loans

GRAPHIC OMMITTED

Gross loans Breakdown

GRAPHIC OMMITTED

(1) Includes Ps. 4.7 trillion of loans acquired in Central America. Growth excluding acquisitions would have been 13.2% vs.3Q13.
6

Loan portfolio quality

GRAPHIC OMMITTED

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due.
7
Balance sheet ratios are calculated with end of period figures.

Loan portfolio quality -- GRUPO AVAL

    Portfolio Composition
-------------------------
                  3Q14
Commercial        56.2%
Consumer          29.2%
Mortgages          7.4%
Financial Leases   6.9%
Microcredit        0.3%
                 --------
Total Loans      100.0%
                 --------

      Past Due Loans (1)
===== ==================== =====
3Q13             2Q14      3Q14
 1.4%             1.6%      1.7%
 4.2%             4.3%      4.1%
 2.8%             2.9%      2.9%
 3.7%             3.4%      4.0%
10.0%           10.0%      10.0%
----- -------------------- -----
 2.5%             2.6%      2.7%
----- -------------------- -----

   Non-performing Loans (2)
=============================
3Q13 2Q14  3Q14
1.0%  1.2%  1.2%
2.9%  3.0%  2.9%
2.4%  2.6%  2.6%
1.6%  1.7%  2.0%
9.9% 10.0% 10.0%
---- ----- ------------------
1.7%  1.9%  1.9%
---- ----- ------------------

Asset Quality Evolution

Ps. billions 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14

Initial PDLs 1,828.3 2,141.0 2,069.2 2,173.0 2,305.0 2,717.6 2,616.0 New PDLs
510.5 160.9 351.3 384.1 646.4 257.6 517.3 Charge-offs (197.8) (232.7) (247.5)
(252.1) (233.7) (359.1) (339.3) Final PDLs 2,141.0 2,069.2 2,173.0 2,305.0
2,717.6 2,616.0 2,794.1

(1) Past Due Loans + 30 days / Total Loans.
(2) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due.

Funding

Figures in Ps. Trillions

Total Funding

GRAPHIC OMMITTED

Interbank Borrowings Long-Term Bonds Banks and Others Deposits

3Q13  2Q14  3Q14
6.0%  4.8%  5.1%
9.4%  8.3%  8.2%
8.9%  8.7%  8.6%
75.7% 78.1% 78.1%

Total Deposits

GRAPHIC OMMITTED

Others Time deposits Checking accounts Savings deposits

3Q13  2Q14  3Q14
----- ----- -----
0.9%  0.8%  0.8%
32.2% 32.7% 35.7%
22.8% 22.8% 22.4%
44.2% 43.7% 41.1%

Deposits / Net Loans (%)

GRAPHIC OMMITTED

(1) Includes Ps. 5.5 trillion of total deposits acquired in Central America.
Growth excluding acquisitions would have been 16.3% vs.3Q13
9

Capital

Figures in Ps. Trillions

Attributable Equity + Minority Interest

Attributable Shareholders' Equity Minority interest Total Equity

3Q13 2Q14 3Q14
---- ---- ---------
 9.1 12.5 14.4(1)
---- ---- ---------
 5.9  6.7  6.8
15.1 19.2 21.2

Attributable Shareholders Equity

Equity + minority interest / Assets

Tangible capital ratio (2)

3Q13   2Q14   3Q14
 10.8% 11.9% 12.6%
  8.3%  9.1% 9.9%

Consolidated Capital Adequacy of our Banks (%)

                             3Q13 2Q14 3Q14 3Q13 2Q14 3Q14 3Q13 2Q14 3Q14 3Q13 2Q14 3Q14
                             ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----
Primary capital (Tier 1)      8.1  7.5  7.6  9.5  8.9  9.1 10.1 10.0 10.9 10.6 10.5 11.2
Solvency Ratio               11.4 11.2 11.1 13.3 12.2 12.7 11.7 11.9 12.3 11.7 11.5 12.3
Tangible Capital Ratio (2)
                             10.4  9.9  9.2 13.1 12.6 12.5 14.4 14.9 15.1 11.9 11.8 11.8
                             ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----

(1) Includes Ps. 2.4 trillion of capital raised in Dec, 2013 and January, 2014 through a common share rights offering and Ps. 2.1 trillion of capital raised in Sep, 2014 through a preferred share offering in the NY Stock Exchange. (2)
Tangible Capital Ratio is calculated as Shareholders Equity plus Minority
Interest minus Goodwill divided by Total Assets minus Goodwill. 10

NIM -- Net Interest Margin

GRAPHIC OMMITTED

Avg. cost of funds / Total Int. and non Int. funding

4Q12 1Q13 2Q13  3Q13 4Q13 1Q14  2Q14 3Q14
4.0% 3.7%  3.3% 3.2% 3.1% 3.0% 3.1%  3.3%

Loans Interest Margin (1) Net Investments Margin (2) Net Interest Margin (3)

(1) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases.
(2) Net Investment Margin: Net Interest income on Fixed Income securities and on Interbank and Overnight funds to Average Fixed Income securities and
Interbank and overnight funds.
(3) Net Interest Margin: Net interest income divided by total average interest
-earning assets.

Net Fees and other operating income

Figures in Ps. Billions

Net Fees(1)

GRAPHIC OMMITTED

(1) Total fees and other service income minus fees and other services expenses.

Fee Income 3Q14

GRAPHIC OMMITTED

Other operating income

Dividend Income

Other operating income

                                      3Q13 2Q14 3Q14
------------------------------------- ---- ---- ----
Dividend Income                        128    7  103
Foreign exchange (losses) gains, net    72  120   93
Income from non-financial sector, net  105   56   87
Other                                   43   53   46
------------------------------------- ---- ---- ----
Total other operating income           348  235  328

Efficiency and non operating income, net

Operating expenses / Operating Income

GRAPHIC OMMITTED

Efficiency Ratio is calculated as Operating Expenses before DandA divided by
Operating Income before net provisions.

Operating expenses / Average Assets

Efficiency Ratio is calculated as annualized Operating Expenses before DandA divided by average of total assets.

Non operating income, net

Profitability

Figures in Ps. Billions

Net income

GRAPHIC OMMITTED

ROAA(1)

GRAPHIC OMMITTED

ROAE(2)

GRAPHIC OMMITTED

(1) ROAA for each quarter is calculated as annualized Net Income before
Minority Interest divided by average of total assets.(2) ROAE for each quarter is calculated as annualized Net Income attributable for Aval's shareholders divided by average shareholders' equity.

APPENDIX

GRAPHIC OMMITTED

Other corporate matters to report

[]Grupo Aval raised Ps. 2,432.1 billion of capital between September and
October of 2014. As of September 30, 2014, Ps. 2,114.9 billion, corresponding to 1,629,629,620 preferred shares, were subscribed. The remaining Ps. 317.2 billion which correspond to 244,444,440 preferred shares of the green-shoe mechanism were subscribed during October 2014.

Total Offering: 1,874,074,060 preferred shares in the form of 93,703,703 ADRs
(US$1,265mm)

GRAPHIC OMMITTED

Ownership structure of main subsidiaries

Ownership as of September 30, 2014

GRAPHIC OMMITTED

GRAPHIC OMMITTED

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel